Exhibit 99.2

SAB BIO

Save All Beta Cells:

Sustained Autoimmune Balance with SAB-142 Induction and Maintenance Dosing

April 22nd, 2026

Forward-Looking Statements

The material in this presentation has been prepared by SAB Biotherapeutics, Inc., doing business as SAB BIO ("SAB") and is general background information about SAB's activities current as of the date of this presentation. This information is given in summary form and is not intended to be complete. Information in this presentation, including financial forecasts, should not be considered advice or a recommendation to investors or potential investors in relation to holding, purchasing, or selling securities or other financial products or instruments and does not take into account any particular investment objectives, financial situation or needs.

This presentation may contain forward-looking statements including statements regarding our intent, belief, or current expectations with respect to SAB's businesses and operations, market conditions, the exercise of outstanding warrants for cash, results of operations and financial condition, capital adequacy, specific provisions, and risk management practices. Readers are cautioned not to place undue reliance on these forward-looking statements. SAB does not undertake any obligation to update any information herein for any reason or to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by law. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner and the presentation may contain errors or omissions. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside SAB's control. Past performance is not a reliable indication of future performance. The forward-looking statements contained or implied in this presentation are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SAB's most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") and in subsequent filings and reports that SAB makes with the SEC from time to time.

Unless otherwise specified, information is current at the date hereof. Except as otherwise required by law, SAB disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

The SAB logo and other trademarks of SAB appearing in this presentation are the property of SAB. All other trademarks, service marks, and trade names in this presentation are the property of their respective owners.

SAB-142 is a Fully Human, Multi-Specific, Targeted Anti-Thymocyte Globulin (hATG) for Delaying Onset and Progression of T1D

POSITIVE PHASE 1 DATA SUPPORT DE-RISKED MOA

Phase 1 data show SAB-142 has a clinically validated MOA showing C-peptide preservation, **with improved safety and immunogenicity profile vs. rATG and teplizumab**

PROGRAM STATUS

SAB-142 is in the Phase 2B Pivotal clinical trial SAFEGUARD designated by the FDA as a **pivotal trial in new onset T1D patients 5-40 years of age**

MANUFACTURING AND CLINICAL SUPPLIES

SAB-142 is manufactured using a process similar to rATG production.
Clinical supplies are available for new trials including trials in **participants in Stage 2**

SAB-142: Clinically-validated, De-risked Mechanism of Action to Potentially Control or Prevent T1D Over the Entire Life Span

Rabbit anti-thymocyte globulin (rATG) tested in T1D patients across multiple studies

SAB-142, a human anti-thymocyte globulin (hATG), tested in healthy volunteers and T1D patients

2013
Rabbit ATG tested
in Academic Setting
(START Study)

Dosage	6.5mg/kg
Lymphodepletion	⚠
C-peptide	✓
HbA1c	✓
Serum Sickness	⚠
Ability to redose	⊘

(Gitelman et al., 2013)

2018
Rabbit ATG tested
in Academic Setting
(TN-19 Study)

Dosage	2.5mg/kg
T-cell *Exhaustion*	✓
Lymphodepletion	⚠
C-peptide	✓
HbA1c	✓
Serum Sickness	⚠
Ability to redose	⊘

(Haller et al., 2018)

3Q 2025
Rabbit ATG tested
in Academic Setting
(MELD-ATG Study)

Dosage	Multiple
C-peptide	✓
HbA1c	✓
Lymphodepletion not an efficacy driver	✓
Serum Sickness	⚠
Ability to redose	⊘

(Mathieu et al., Lancet, 2025)

4Q 2025
SAB-142 tested
in Healthy Volunteers
And T1D patients

Dosage	Multiple
T-cell *Exhaustion*	✓
C-peptide*	*N/A*
HbA1c*	*N/A*
Serum Sickness	⊘
Ability to redose	✓

(January and December 2025)

2013 — 2018 — 2025

Applied the learning that **high dose rATG (6.5 mg/kg) is ineffective to mitigate disease**

SAB Bio applied the learning that **exhaustion drives efficacy and depletion does not.**
With low immunogenicity and no serum sickness, SAB-142 profile enables safe and reliable redosing

*Not measurable in healthy volunteers.

Rabbit ATG: De-Risked Mechanism of Action

MELD-ATG: Minimal Effective Low Dose of Rabbit ATG* Preserved C-peptide in New Onset T1D 1 year post-treatment

MELD-ATG replicated results from Haller's TN19 study with ≤2.5 mg/kg with statistically significant
C-peptide preservation and glycemic control

*Mathieu C, Wych J, Hendriks AEJ, Van Ryckeghem L, Tree T, Chmura P, Möller C, Casteels K, Danne T, Reschke F, Šmigoc Schweiger D, Battelino T, Johannesen J, Rami-Merhar B, Pieber T, De Block C, Evans M, Hilbrands R, Bosi E, Willemsen RH, Basu S, Pulkkinen MA, Knip M, Cnop M, Nitsche A, Schulte AM, Niemöller E, Peakman M, Wilhelm-Benartzi C, Gillespie D, Overbergh L, Mander AP, Marcovecchio ML; INNODIA. Minimum effective low dose of antithymocyte globulin in people aged 5-25 years with recent-onset stage 3 type 1 diabetes (MELD-ATG): a phase 2, multicentre, double-blind, randomised, placebo-controlled, adaptive dose-ranging trial. Lancet. 2025 Sep 18:S0140-6736(25)01674-5. doi: 10.1016/S0140-6736(25)01674-5. Epub ahead of print. PMID: 40976248.

SAB BIO

MELD-ATG



Thymoglobulin
Anti-thymocyte Globulin (Rabbit)

ATG is the only mechanism of action that has consistently reproduced clinical data demonstrating preservation of C-peptide and improvements in glycemic control

(Mathieu et al., Lancet. 2025 Sep 18:S0140-6736(25)01674-5)

Decline in C-peptide AUC Mean Over Time by Treatment Group

HbA1c Adjusted Mean Difference by Treatment Group



2.5 mg/kg ATG
0.5 mg/kg ATG
Placebo
Change from baseline in mean ln (AUC C-peptide +1), nmol/L per min
0.10
0.05
0
-0.05
-0.10
-0.15
-0.20
-0.25
-0.30
(p=0·0028)
(p=0.014)
Change from baseline HbA1c (%)
0.5
0
-0.5
-1.0
-1.5
-2.0
(p=0.11)
(p=0.024)
0
3
6
12
Time since randomization (months)

SAB-142 Production Analogous to FDA-Approved Rabbit ATG

Thymoglobulin
Anti-thymocyte Globulin (Rabbit)



Thymocytes
rpAbs
Rabbit
Immunization
Rabbit Antibody Production
Plasma Collection
Purification
Rabbit Antibodies



SAB-142
Anti-Thymocyte Globulin (Human)



Thymocytes
hpAbs
Tc Bovine™
Transchromosomic bovine genetically designed to produce human antibodies
Hyperimmunization
Tc Bovine inoculated with target disease antigen to generate antibodies
Human Antibody Production
Bovine produce human antibodies to disease target that circulate in the blood stream
Plasmapheresis
Antibodies are collected in the form of plasma
Purification
Purification process isolates antibodies from plasma
Human Antibodies
Purified and formulated human polyclonal antibodies

SAB BIO

SAB-142
In vitro binding data

SAB-142 binds to CD2, CD3, CD4, and CD8 receptor surface markers similar to rATG

Data generated by Judith Leitner from the laboratory of Peter Steinberger lab based on published methodology.


American Journal of Transplantation 2013; 13: 3103–3113
Wiley Periodicals Inc.
doi: 10.1111/ajt.12514

A Comprehensive and Quantitative Analysis of the Major Specificities in Rabbit Antithymocyte Globulin Preparations

CENTER FOR PATHOPHYSIOLOGY, INFECTIOLOGY AND IMMUNOLOGY
MEDICAL UNIVERSITY OF VIENNA

SAB-142 Binds to the Same Receptors as rATG


CD2
gMFI APC (AF647)
500000
400000
300000
200000
100000
0
SAB-142
rATG
Neg Control IgG
0.31
1
3.16
10
31.6
100
µg/ml


CD3
gMFI APC (AF647)
100000
75000
50000
25000
0
SAB-142
rATG
Neg Control IgG
0.31
1
3.16
10
31.6
100
µg/ml

Binding of Directly Labeled SAB-142 and rATG to CD2, CD3, CD4 and CD8 Cell Lines


CD4
gMFI APC (AF647)
200000
150000
100000
50000
0
SAB-142
rATG
Neg Control IgG
0.31
1
3.16
10
31.6
100
µg/ml


CD8
gMFI APC (AF647)
500000
400000
300000
200000
100000
0
SAB-142
rATG
Neg Control IgG
0.31
1
3.16
10
31.6
100
µg/ml

SAB BIO

SAB-142 has a competitive well-characterized MOA resulting in sustained immunomodulation without liability of lymphodepletion


Pharmacodynamic Profile of SAB-142
Activation Phase
Reprogramming Phase
Sustained Immunomodulation
SAB-142 Dosing
Cytokines
T-cell Exhaustion Signature
Activated Tregs
C-Peptide
Lymphocytes
100% Baseline
Days
1
2
3
4
5
6
7
14
30
45
90
120

Mechanism of Action of SAB-142

- Transient Cytokine Increase
- Transient Lymphocyte Margination

- Treg preservation and activation

- C-Peptide Preservation
- Sustained T-cell Exhaustion Signature
- Restoring Immune Tolerance

SAB BIO

Phase 1: HUMAN* Trial Study Design

Randomized, double-blind, placebo-controlled, single- and multiple- ascending dose, adaptive design clinical study



HV Randomized
4.5 mg/kg
n=6
2.5 mg/kg
n=12
1.5 mg/kg
n=6
0.5 mg/kg
n=12
0.1 mg/kg
n=6
0.03 mg/kg
n=4
Placebo
n=16
Redosing Cohort
1.5 mg/kg
n=7
Placebo
n=1
T1D Cohort
2.5 mg/kg
n=4
Placebo
n=2

SAB-142's Phase 1 Data Demonstrated Encouraging Efficacy Signals with Clinically Validated, Multi-specific MOA with Sustained Immunomodulation

Efficacy — Encouraging early signals of C-peptide preservation in established T1D patients

- Early C-peptide signal consistent with beta cell preservation

Immunogenicity — Confirm SAB-142 has low immunogenicity

- Low immunogenicity
- Enables safe and reliable redosing

PK/PD — Demonstrate sustained "T-cell exhaustion" signature

- Clinically validated by rATG and other T1D T-cell targeting biologics
- Demonstrated correlation with C-peptide preservation based on precedent rATG studies and natural course of T1D

Safety and Tolerability — Position SAB-142 for a convenient, potentially twice a year dosing regimen

- No sustained lymphodepletion leading to immuno-suppression; no neutropenia
- No serum sickness

*HUman anti-thymocyte biologic in first-in-MAN clinical study

Cytokine Response following SAB-142 Demonstrates MOA Analogous to Rabbit ATG Correlative to C-peptide Preservation



Mean IL-2 ± SEM
SAB-142
SAB-142
pg/mL
Day:
Placebo
C3 0.5mg/kg
C4 1.5mg/kg
C5 2.5mg/kg
C5P 2.5mg/kg
C6 4.5mg/kg
C7 1.5mg/kg



Mean IL-6 ± SEM
SAB-142
SAB-142
pg/mL
Day:
Placebo
C3 0.5mg/kg
C4 1.5mg/kg
C5 2.5mg/kg
C5P 2.5mg/kg
C6 4.5mg/kg
C7 1.5mg/kg



Mean IL-8 ± SEM
SAB-142
SAB-142
pg/mL
Day:
Placebo
C3 0.5mg/kg
C4 1.5mg/kg
C5 2.5mg/kg
C5P 2.5mg/kg
C6 4.5mg/kg
C7 1.5mg/kg



Mean IL-10 ± SEM
SAB-142
SAB-142
pg/mL
Day:
Placebo
C3 0.5mg/kg
C4 1.5mg/kg
C5 2.5mg/kg
C5P 2.5mg/kg
C6 4.5mg/kg
C7 1.5mg/kg



Mean IFN-γ ± SEM
SAB-142
SAB-142
pg/mL
Day:
Placebo
C3 0.5mg/kg
C4 1.5mg/kg
C5 2.5mg/kg
C5P 2.5mg/kg
C6 4.5mg/kg
C7 1.5mg/kg



Mean TNF ± SEM
SAB-142
SAB-142
pg/mL
Day:
Placebo
C3 0.5mg/kg
C4 1.5mg/kg
C5 2.5mg/kg
C5P 2.5mg/kg
C6 4.5mg/kg
C7 1.5mg/kg



JCI insight

CLINICAL MEDICINE

Responders to low-dose ATG induce CD4+ T cell exhaustion in type 1 diabetes

Laura M. Jacobsen,[1,2] Kirsten Diggins,[3] Lori Blanchfield,[3] James McNichols,[2] Daniel J. Perry,[2] Jason Brant,[2] Xiaoru Dong,[2,4] Rhonda Bacher,[4] Vivian H. Gersuk,[3] Desmond A. Schatz,[1] Mark A. Atkinson,[1,2] Clayton E. Mathews,[1,2] Michael J. Haller,[1] S. Alice Long,[3] Peter S. Linsley,[3] and Todd M. Brusko[1,2]

[1]Department of Pediatrics, College of Medicine, University of Florida, Gainesville, Florida, USA. [2]Department of Pathology, Immunology, and Laboratory Medicine, University of Florida Diabetes Institute, Gainesville, Florida, USA. [3]Benaroya Research Institute at Virginia Mason, Seattle, Washington, USA. [4]Department of Biostatistics, University of Florida, Gainesville, Florida, USA.



RESULTS. Treatment with low-dose ATG preserved regulatory T cells (Tregs), as measured by stable methylation of *FOXP3* Treg-specific demethylation region (*TSDR*) and increased proportions of CD4+FOXP3+ Tregs ($P < 0.001$) identified by flow cytometry. While treatment effects were consistent across participants, not all maintained C-peptide. Responders exhibited a transient rise in IL-6, IP-10, and TNF-α ($P < 0.05$ for all) 2 weeks after treatment and a durable CD4+ exhaustion phenotype (increased PD-1+KLRG1+CD57− on CD4+ T cells [$P = 0.011$] and PD1+CD4+ Temra MFI [$P < 0.001$] at 12 weeks, following ATG and ATG/G-CSF, respectively). ATG nonresponders displayed higher proportions of senescent T cells (at baseline and after treatment) and increased methylation of *EOMES* (i.e., less expression of this exhaustion marker).

CONCLUSION. Altogether in these exploratory analyses, Th1 inflammation-associated serum and CD4+ exhaustion transcript and cellular phenotyping profiles may be useful for identifying signatures of clinical response to ATG in T1D.

[Responders to low-dose ATG induce CD4+ T cell exhaustion in type 1 diabetes - PubMed]

SAB BIO

SAB-142-101
Phase 1 Top Line

SAB-142 CD4⁺ T conv Cell Single Exhaustion Markers

SAB-142 induced sustained expression of inhibitory receptor PD-1 on CD4⁺ T conv cells indicative of an exhausted phenotype.

SAB-142 CD4⁺ T conv Cell Dual Exhaustion Markers

SAB-142 induced sustained expression of co-inhibitory receptors on CD4⁺ T conv cells.

SAB-142: combined 1.5mg/kg and 2.5mg/kg dosed cohorts.

Rabbit ATG CD4⁺ T Cell Dual Exhaustion Markers

Low-dose ATG induced sustained expression of co-inhibitory receptors (PD-1, KLRG1) on CD4+ cells indicating exhaustion-like phenotype which correlates with C-Peptide preservation.

SAB BIO

SAB-142 Demonstrates Sustained CD4⁺ T Conventional Cell Exhaustion Analogous to rATG



Relative PD-1⁺ Tconv Cells ± SEM
SAB-142
Placebo
C4 1.5mg/kg
C5 2.5mg/kg
C7 TP2: 1.5mg/kg
% of Pre-Infusion
250
200
150
100
50
Day: 0 1 2 7 14 30 45 90 120
N =
12 12 9 9 9 9 9
6 6 6 6 6 6 6
6 6 6 6 5 6 6
7 7 7 7 6 7 6



Tconv Median Percent Change from Pre-Infusion
D30
D45
D90
D120
PD-1/KLRG1
PD-1/TIGIT
KLRG1/TIGIT
PBO SAB-142 PBO SAB-142 PBO SAB-142 PBO SAB-142
200
150
100

KING'S College LONDON



D
%exhausted CD4
% PD-1⁺KLRG1⁺CD57⁻
(n = 279)
9
6
3
Baseline Week 2 Week 12 Week 24
Responder
Responder
Non-Responder
TreatmentArm
Placebo
ATG
ATG-GCSF

JCI insight

CLINICAL MEDICINE

Responders to low-dose ATG induce CD4⁺ T cell exhaustion in type 1 diabetes

SAB-142-101

Phase 1 Top Line

No sustained lymphodepletion

- SAB-142: Transient lymphopenia due to lymphocyte margination
- Lymphocytes recover back to baseline by Day 7 after Induction and Maintenance Doses of SAB-142

Rabbit ATG causes sustained lymphodepletion up to 2 years



JCI insight

CLINICAL MEDICINE

Responders to low-dose ATG induce CD4+ T cell exhaustion in type 1 diabetes

Laura M. Jacobsen,[1,2] Kirsten Diggins,[3] Lori Blanchfield,[3] James McNichols,[2] Daniel J. Perry,[2] Jason Brant,[2] Xiaoru Dong,[2,4] Rhonda Bacher,[4] Vivian H. Gersuk,[3] Desmond A. Schatz,[1] Mark A. Atkinson,[1,2] Clayton E. Mathews,[1,2] Michael J. Haller,[1] S. Alice Long,[3] Peter S. Linsley,[3] and Todd M. Brusko[1,2]

[1]Department of Pediatrics, College of Medicine, University of Florida, Gainesville, Florida, USA. [2]Department of Pathology, Immunology, and Laboratory Medicine, University of Florida Diabetes Institute, Gainesville, Florida, USA. [3]Benaroya Research Institute at Virginia Mason, Seattle, Washington, USA. [4]Department of Biostatistics, University of Florida, Gainesville, Florida, USA.

SAB BIO

SAB-142 Does Not Cause Sustained Lymphodepletion



Mean Absolute Lymphocytes ± SEM
Normalized to Original Pre-SOI
SAB-142
SAB-142
No lymphodepletion after induction and maintenance dose of SAB-142
% of Pre-Infusion
150
100
50
0
Day:
0
14
30
45
90
120
240
254
270
285
330
360
Placebo
C3 0.5mg/kg
C4 1.5mg/kg
C5 2.5mg/kg
C5P 2.5mg/kg
C6 4.5mg/kg
C7 2.5/1.5 mg/kg



A
Lymphocytes_ABS
2
1
0
Baseline
Day 1
Week 2
Week 4
Week 6
Week 8
Week 10
Week 12
Week 24
Week 36
Week 48
Week 72
Week 96
TreatmentArm
Placebo
ATG
ATG-GCSF
Responder
Responder
Non-Responder

SAB-142-101

Phase 1 Top Line

No loss of CD4+ T Cells

- SAB-142 results in immunomodulation with no depletion of CD4+ T cells
- SAB-142 demonstrated validated MOA to deliver potentially **Best-in-Class T1D immunotherapy**

Rabbit ATG causes sustained depletion of CD4+ T cells.



JCI insight CLINICAL MEDICINE

Responders to low-dose ATG induce CD4+ T cell exhaustion in type 1 diabetes

Laura M. Jacobsen,[1,2] Kirsten Diggins,[3] Lori Blanchfield,[3] James McNichols,[2] Daniel J. Perry,[2] Jason Brant,[2] Xiaoru Dong,[2,4] Rhonda Bacher,[4] Vivian H. Gersuk,[3] Desmond A. Schatz,[1] Mark A. Atkinson,[1,2] Clayton E. Mathews,[1,2] Michael J. Haller,[1] S. Alice Long,[3] Peter S. Linsley,[3] and Todd M. Brusko[1,2]

[1]Department of Pediatrics, College of Medicine, University of Florida, Gainesville, Florida, USA. [2]Department of Pathology, Immunology, and Laboratory Medicine, University of Florida Diabetes Institute, Gainesville, Florida, USA. [3]Benaroya Research Institute at Virginia Mason, Seattle, Washington, USA. [4]Department of Biostatistics, University of Florida, Gainesville, Florida, USA.

SAB-142 Does Not Cause Sustained Lymphodepletion


Relative CD3+CD4+ T Cells ± SEM
SAB-142
Placebo
C4 1.5mg/kg
C5 2.5mg/kg
C7 TP2: 1.5mg/kg
% of Pre-Infusion
150
125
100
75
50
Day 0 1 2 7 14 30 45 90 120
N =
12 12 9 9 9 9 9
6 6 6 6 6 6 6
6 6 6 6 5 6 6
7 7 7 7 6 7 6


B
CD4_ABS
1.0
0.8
0.6
0.4
0.2
Baseline Week 4 Week 8 Week 12 Week 24 Week 36 Week 48

SAB BIO

Induction Dose: SAB-142 Safety Profile Enables Ambulatory Dosing, with Safety Profile Comparable to PBO from Day 8 Onwards

Majority of adverse events (AEs) are mild, associated with Day 1-2 infusions, and resolved by the end of the first week

Safety profile enables ambulatory dosing

- 9 Cohorts of Healthy Volunteers (HVs) and 1 Cohort of T1D
- Total n=68; 50 on SAB-142 and 18 on Placebo
- Most frequent AEs:
  - Headaches: typical for all T-cell-engaging therapies, associated with infusion; onset within ~24 hours from 1st or 2nd day of infusion
  - Transient lymphopenia:
    - Anticipated PD effect which rapidly self-resolves within 1-3 days
    - On target effect that accounts for 100% of Grade 4 TEAEs
    - Defined as a lab value change and not associated with clinical symptoms
  - Infusion-related reactions (IRRs):
    - CRS: flu-like symptoms, Grade 1 (mild) only, temporarily associated with SAB-142 infusions with the onset up to 24 hours
    - Infusion-site reactions (ISR): erythema, tenderness, phlebitis
- No drug-related SAEs
- No serum sickness, no AEs associated with ADAs
- No decrease in RBCs, no neutropenia, no lymphopenia, or thrombocytopenia from Day 7 on

Overall summary of treatment emergent adverse events (safety analysis set)

Part A: Induction Dose	Day 1 to 7		Day 8 to 180	
Category	Pooled Placebo HV+T1D (N=18) n (%)	Pooled SAB-142 HV+T1D (N=50) n (%)	Pooled Placebo HV (N=18) n (%)	Pooled SAB-142 HV (N=50) n (%)
Number of participants with any:				
TEAEs	12 (66.7%)	46 (92.0%)	11 (61.1%)	27 (54.0%)
TEAEs by Severity:				
Grade 1	8 (44.4%)	2 (4.0%)	5 (27.8%)	17 (34.0%)
Grade 2	4 (22.2%)	3 (6.0%)	5 (27.8%)	9 (18.0%)
Grade 3	0	16 (32.0%)	1 (5.6%)	1 (2.0%)
Grade 4	0	25 (50.0%) 28	0	0
Grade 5	0	0	0	0
Treatment-related TEAEs by Severity:				
Grade 1	4 (22.2%)	1 (2.0%)	0	6 (12.0%)
Grade 2	2 (11.1%)	3 (6.0%)	1(5.6%)	2 (4.0%)
Grade 3	0	16 (32.0%)	0	0
Grade 4	0	25 (50.0%)	0	0
Grade 5	0	0	0	0

Transient lymphopenia: On target effect not observed past Day 7

SAB BIO

Maintenance Dose: SAB-142 Safety Profile of Maintenance Dosing is comparable to Safety of the Induction Dosing

Majority of adverse events (AEs) are mild, associated with Day 1-2 infusions, and resolved by the end of the first week

Safety profile enables ambulatory dosing

- 1 Cohort of Healthy Volunteers (HVs)
  - Total n=8, 7 on SAB-142 and 1 on Placebo
- Most frequent AEs:
  - Headaches: typical for all T-cell-engaging therapies, associated with Days 1-2
  - Transient lymphopenia:
    - Anticipated PD effect which rapidly self-resolves within 1-3 days
    - On target effect that accounts for 100% of Grade 4 TEAEs
    - Defined as a lab value change and not associated with clinical symptoms
  - Infusion-related reactions (IRRs):
    - No CRS
    - Infusion-site reactions (ISR): phlebitis and pruritus
- No drug-related SAEs
- No serum sickness, no AEs associated with ADAs
- No decrease in RBCs, no neutropenia, no lymphopenia, or thrombocytopenia from Day 7 on

Overall summary of treatment emergent adverse events (safety analysis set)

Part B: Maintenance Dose	Day 1 to 7		Day 8 to 180	
Category	Pooled Placebo HV (N=1) n (%)	Pooled SAB-142 HV (N=7) n (%)	Pooled Placebo HV (N=1) n (%)	Pooled SAB-142 HV (N=7) n (%)
Number of participants with any:				
TEAEs	1 (100.0%)	7 (100.0%)	0	4 (57.1%)
TEAEs by Severity:				
Grade 1	1 (100.0%)	0	0	2 (28.6%)
Grade 2	0	0	0	1 (14.3%)
Grade 3	0	5 (71.4%)	0	1 (14.3%)
Grade 4	0	2 (28.6%)	0	0
Grade 5	0	0	0	0
Treatment-related TEAEs by Severity:				
Grade 1	0	0	0	2 (28.6%)
Grade 2	0	0	0	0
Grade 3	0	5 (71.4%)	0	0
Grade 4	0	2 (28.6%)	0	0
Grade 5	0	0	0	0

Transient lymphopenia: On target effect not observed past Day 7

SAB BIO

SAB-142 is a Fully Human Biologic: Low Immunogenicity and Does not Cause Serum Sickness

SAB-142: Low immunogenicity

- At target doses (1.5 or 2.5mg/kg), SAB-142 did not generate anti-SAB-142 antibodies above background level in HVs and T1Ds out to day 120/End of Treatment.
- This demonstrates that SAB-142 is less immunogenic than rATG

rATG: Grade 3-4 serum sickness in >50% of subjects following the very first course

Adverse events

Adverse effect category	ATG only Events	ATG only Patients	Placebo Events	Placebo Patients
All immune system disorders	38	23 (79.3)	0	0 (0)
Serum sickness only	21	21 (72.4)	0	0 (0)

Adverse events grades 3 and 4

Adverse effect category	ATG only Events	ATG only Patients	Placebo Events	Placebo Patients
All immune system disorders	15	15 (51.7)	0	0 (0)
Serum sickness only	15	15 (51.7)	0	0 (0)
Cytokine release syndrome only	0	0 (0)	0	0 (0)

Low-Dose ATG Preserves C-Peptide in T1D Diabetes Care Volume 41, September 2018

https://diabetesjournals.org/care/article/41/9/1917/40730/Low-Dose-Anti-Thymocyte-Globulin-ATG-Preserves

SAB BIO

T1D Cohort Data

Adult T1D Cohort >2 Years from Onset: Baseline Characteristics

T1D >2 Years from Onset

All study participants met SAFEGUARD inclusion criteria with residual beta cell function and at least one T1D autoantibody at baseline

	SAB-142 2.5 mg/kg T1D (n=4)	Placebo T1D (n=2)*
Age range (mean)	19-40 (28.75)	19-34 (26.5)
Sex	2 Female & 2 Male	2 Female
C-peptide AUC for 2-hr MMTT (nmol/L) / min		
n	4	1*
Mean (SD)	0.302 (0.032)	0.432
Fasting Glucose (mmol/L)		
n	4	2
Mean (SD)	6.53 (1.773)	5.95 (1.344)
Time from T1D diagnosis to randomization (months)		
n	4	2
Mean (SD)	40.2 (11.39)	28 (9.9)
Average Total Insulin per day by Weight (IU/day/kg)		
n	4	2
Mean (SD)	0.406 (0.287)	0.323 (0.225)
GAD Autoantibodies Positive N (%)	4 (100%)	0 (0%)
IA-2 Autoantibodies Positive N (%)	2 (50%)	2 (100%)
ZNT8 Autoantibodies Positive N (%)	3 (75%)	0 (0%)

*One placebo subject discontinued after Day 45
Note: SD = Standard deviation

SAB-142-101:
T1D Cohort at 2.5mg/kg

"Antithymocyte Globulin Plus G-CSF Combination Therapy Leads to Sustained Immunomodulatory and Metabolic Effects in a Subset of Responders With Established Type 1 Diabetes."



A
1.5
1.0
0.5
0.0
AUC (nmol/L/min)
ATG+G-CSF
Placebo
P=0.05
P=0.11
P=0.13
0
3
6
12
18
24
Months post treatment

Haller MJ, Gitelman SE, Gottlieb PA, Michels AW, Perry DJ, Schultz AR, Hulme MA, Shuster JJ, Zou B, Wasserfall CH, Posgai AL, Mathews CE, Brusko TM, Atkinson MA, Schatz DA. Antithymocyte Globulin Plus G-CSF Combination Therapy Leads to Sustained Immunomodulatory and Metabolic Effects in a Subset of Responders With Established Type 1 Diabetes. Diabetes. 2016 Dec;65(12):3765-3775. doi: 10.2337/db16-0823. Epub 2016 Sep 26. PMID: 27669730; PMCID: PMC5127248.

SAB BIO

T1D Cohort: C-Peptide Response



Baseline-Corrected MMTT C-Peptide Mean AUC per min ± SEM
PBO
C5P 2.5mg/kg
Predicted Decline
SAB-142
Change from baseline in mean AUC C-peptide, nmol/L per min
0.3
0.2
0.1
0.0
-0.1
-0.2
Baseline
90
120
Study Day
N =
1
4
1
4
1
4

Predicted decline was estimated by first calculating the incremental AUC of TN19 PBO subject C-peptide MMTT data (n=26) for Weeks 48-96 with post-2hr values masked. The linear slope was used to calculate the predicted rate of decline in days: AUC_{BL} – (-0.6108*(Study Day/7))

SAB-142-101

T1D Cohort at 2.5mg/kg

SAB-142 effects on glycemic control are consistent with C-peptide response

Continuous Glucose Monitoring (CGM): SAB-142-treated patients improved glycemic control vs. baseline


TIR
73%
TIR
85
%
TVAR
TAR
TIR
TBR
TVBR
PBO C5P
Baseline
PBO C5P
Day 7
PBO C5P
Day 14
PBO C5P
Day 30
PBO C5P
Day 45
PBO C5P
Day 90
PBO C5P
Day 120

Data are based on the patients' individual CGM devices

SAB-142-101
T1D Cohort at 2.5mg/kg

SAB-142 improvements in glycemic control were not driven by increase in insulin doses

Insulin doses decreased over time in SAB-142 group

Total Insulin per day and participant weight (IU/day/kg): Insulin use decreased in SAB-142 group



Mean Total Insulin Use Per Day ± SEM
SAB-142
PBO
C5P
Change from Baseline (IU/day/kg)
0.5
0.4
0.3
0.2
0.1
0.0
-0.1
-0.2
-0.3
-0.4
Study Day: BL 7 14 45 90 120
N = 2 2 2 1 0 0
4 4 3 3 4 4

SAB BIO

SAB-142-101
T1D Cohort at 2.5mg/kg

SAB-142 exhibits C-Peptide preservation profile, similar to rATG.

T1D Cohort: Individual C-Peptide Response

Baseline-Corrected MMTT C-Peptide Mean AUC ± SEM



SAB-142
PBO
C5P 2.5mg/kg
Predicted Decline
Change from baseline in mean AUC C-peptide, nmol/L per min
0.3
0.2
0.1
0.0
-0.1
-0.2
Baseline
90
120
Study Day
N =
1
4
1
4
1
4

Predicted Decline was estimated by first calculating the AUC of TN19 PBO subject C-peptide MMTT data (n=26) for Weeks 48-96 with post-2hr values masked. The linear slope was used to calculate the predicted rate of decline in days: AUC_{BL} – (-0.6108*(Study Day/7))

SAB-142-101

T1D Cohort at 2.5mg/kg

"Antithymocyte Globulin Plus G-CSF Combination Therapy Leads to Sustained Immunomodulatory and Metabolic Effects in a Subset of Responders With Established Type 1 Diabetes."


Super Responders
Non-Super Responders
Placebo
400
200
0
-200
-400
Δ AUC
0
3
6
12
18
24
Months

Haller MJ, Gitelman SE, Gottlieb PA, Michels AW, Perry DJ, Schultz AR, Hulme MA, Shuster JJ, Zou B, Wasserfall CH, Posgai AL, Mathews CE, Brusko TM, Atkinson MA, Schatz DA. Antithymocyte Globulin Plus G-CSF Combination Therapy Leads to Sustained Immunomodulatory and Metabolic Effects in a Subset of Responders With Established Type 1 Diabetes. Diabetes. 2016 Dec;65(12):3765-3775. doi: 10.2337/db16-0823. Epub 2016 Sep 26. PMID: 27669730; PMCID: PMC5127248.

SAB BIO

SAB-142 exhibits super responder vs responder C-Peptide profile, similar to rATG

Baseline-Corrected MMTT C-Peptide Mean AUC ± SEM


PBO
Super Responders
Responder
Predicted Decline
SAB-142
Change from baseline in mean AUC C-peptide, nmol/L per min
0.3
0.2
0.1
0.0
-0.1
-0.2
Baseline
90
120
Study Day
N =
1 3 1
1 3 1
1 3 1

Predicted Decline was estimated by first calculating the incremental AUC of TN19 PBO subject C-peptide MMTT data (n=26) for Weeks 48-96 with post-2hr values masked. The linear slope was used to calculate the predicted rate of decline in days: AUC_{BL} – (-0.6108*(Study Day/7))

SAB-142-101

T1D Cohort at 2.5mg/kg


GAD
IA-2
ZNT8
Insulin Antibodies
(IU/mL)
(U/mL)
800
600
400
200
0
4000
3000
2000
1000
100
50
0
600
400
200
0
30
20
10
0

SAB-142 exhibits super responder vs responder C-Peptide profile, similar to rATG


Baseline-Corrected MMTT C-Peptide Mean AUC ± SEM
PBO
Super Responders
Responder
Predicted Decline
SAB-142
Change from baseline in mean AUC C-peptide, nmol/L per min
0.3
0.2
0.1
0.0
-0.1
-0.2
Baseline
90
120
Study Day
N =
1 1 1
3 3 3
1 1 1

Predicted Decline was estimated by first calculating the incremental AUC of TN19 PBO subject C-peptide MMTT data (n=26) for Weeks 48-96 with post-2hr values masked. The linear slope was used to calculate the predicted rate of decline in days: AUC_{BL} – (-0.6108*(Study Day/7))

SAB-142-101

T1D Cohort at 2.5mg/kg

SAB-142 improvements in glycemic control were not driven by increase in insulin doses

Insulin doses decreased over time in SAB-142 group

Total Insulin per day and participant weight (IU/day/kg): Insulin use decreased in SAB-142 group



Mean Total Insulin Use Per Day ± SEM
SAB-142
PBO
Super-Responders
Responder
Change from Baseline (IU/day/kg)
0.5
0.4
0.3
0.2
0.1
0.0
-0.1
-0.2
-0.3
-0.4
Study Day: BL 7 14 45 90 120
N = 2 2 2 1 0 0
3 3 2 2 3 3
1 1 1 1 1 1

SAB
BIO

SAB-142-101

PD profile of T1D Cohort responders at 2.5mg/kg

SAB-142 preserves CD4⁺ Tconv cells

SAB-142 induced Tconv cell exhaustion correlative to anticipated C-Peptide response, similar to rATG

T1D Cohort: Effect on CD4⁺ Tconv Cells



Relative Tconv (CD3⁺CD4⁺CD127hi/loCD25lo) ± SEM
SAB-142
Placebo
Super Responders
Responder
% of Pre-Infusion
160
140
120
100
80
60
Day 0 1 2 7 14 30 45 90 120
N = 12 12 9 9 9 9 9
3 3 2 3 3 3 3
1 1 1 1 1 1 1



Relative TIGIT⁺ Tconv Cells ± SEM
SAB-142
Placebo
Super Responders
Responder
% of Pre-Infusion
160
140
120
100
80
60
Day 0 1 2 7 14 30 45 90 120
N = 12 12 9 9 9 9 9
3 3 2 3 3 3 3
1 1 1 1 1 1 1

SAFEGUARD study

SAFEGUARD: Multicenter, Global Phase 2b Safety and Efficacy Trial of SAB-142 in Stage 3 Type 1 Diabetes Patients

SAFEGUARD Phase 2b Study

SAFety and Efficacy of human anti-thymocyte immunoGlobUlin SAB-142 ARresting progression of Type 1 Diabetes

Trial design:

- 159 pediatric, adolescent, and adult patients (5-40 years)
  - **Part A:** 12 patients – dose-ranging study for 12 months
  - **Part B:** 147 patients – randomized, double-blind, placebo-controlled, dose-ranging study for 12 months
- All patients including placebo eligible for 12-month long-term extension study upon completion

Inclusion criteria:

- New onset Stage 3 T1D: within 100 days of diagnosis
- Baseline C-peptide ≥200 pmol/L

Dosing regimen:

- Intravenous (IV)
- 0.5 mg/kg on Day 1 and remainder of dose Day 2
- Induction dose levels: 1.5 and 2.5mg/kg; Maintenance dose: 1.5mg/kg q6 month

Global study initiated, first patient dosed in **December 2025 Topline results expected 2H 2027**


United States (FDA) NCT07187531
Europe (EMA)
United Kingdom (MHRA)
Australia (TGA)
New Zealand (MEDSAFE)

Phase 2b Study Design

Part A

Stage 3 T1D Randomized 1:1

- **1.5 mg/kg** n=6
- **2.5 mg/kg** n=6

Part B

Stage 3 T1D Randomized 1:1:1

- **2.5 mg/kg** n=49
- **1.5 mg/kg** n=49
- **Placebo** n=49

Primary Endpoint:

Stimulated C-peptide
following 2-hr MMTT at 12 months
(detect at least 40% difference with 80% power)

Secondary Endpoint:

Leading Clinical Endpoint:
HbA1C

Other secondary Endpoints:

- Time in Tight Range, Time in Range, Time Above and Below Range
- Hypoglycemic episodes
- Safety

SAB BIO

SAFEGUARD Study Design: Part A and B

A Phase 2B, Randomized, Double-Blind, Placebo-Controlled, Dose-Ranging Study Evaluating the Efficacy and Safety of SAB-142 for the delay of progression of Type 1 Diabetes in new/recent onset Stage 3 T1D patients



Dose administration (SAB-142 or placebo)
0.5 mg/kg
Remainder of dose
Dose administration (SAB-142 or placebo)
0.5 mg/kg
Remainder of dose
Clinic visits:
Pre-screen
(optional)
Visit 1
SV1
Visit 2
SV2
MMTT
Visit 3
Day 1
Visit 4
Day 2
Treatment period
Visit 5
Week 1
Phone Call
Week 2
Visit 6
Week 4
Visit 7
Month 3
MMTT
Visit 8
Month 6
MMTT
Visit 9
Day 1
Visit 10
Day 2
Second treatment period
+14 Days after Month 6
Phone Call
2 weeks Postdose
Visit 11
Month 9
MMTT
Visit 12
Month 12/ ET
MMTT
Follow-up period
Safety assessments
Clinical/efficacy T1D assessments
Pharmacokinetics
Immunogenicity
Immunologic assessments
Endocrinologic assessments
Molecular and genetic markers
147 randomized
⅓ adult
⅔ <18 yo
®
1:1:1
SAB-142 high dose
2.5mg/kg IV
SAB-142 low dose
1.5mg/kg IV
placebo

SAFEGUARD Study Design: Part C

Randomized Study to Establish Maintenance Safety and Efficacy of SAB-142 over 24 months



Dose administration (SAB-142)
0.5 mg/kg
Remainder of dose
Dose administration (SAB-142)
0.5 mg/kg
Remainder of dose
Clinic visit/phone call:
Month 12
Month 13
Month 18
Month 19
Month 24/ ET
Within 28 days prior to Day 1
Day 1
Day 2
Day 3
-14 to -1
Day 1
Day 2
Day 3
MMTT
MMTT
Treatment period 3
Treatment period 4
Follow-up period
Follow-up period
Screen
= in person clinic visit
= telephone call
Safety assessments

Abbreviations: ET = Early Termination; MMTT = mixed meal tolerance test; ® = randomisation; SV = Screening Visit; T1D = type 1 diabetes.

*Optional clinic visit or mandatory phone call for participants who choose not to attend the optional clinic visit